EXHIBIT 99.13
Notice to ASX/LSE

Block Listing Six Monthly Return

29 April 2021

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	23 October 2020 to 28 April 2021
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	23 October 2020 to 28 April 2021
Balance of unallotted securities under scheme(s) from previous return:	42,262
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	26,349
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	15,913

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2000

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.